UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

A PUBLICLY TRADED COMPANY WITH APPROVED CAPITAL

CNPJ nº 06.057.223/0001-71

NIRE 33.3.002.7290-9

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 23, 2021

1. DATE, TIME AND VENUE: on December 23, 2021, at 1:30 p.m. at the headquarter of Sendas Distribuidora S.A. (“Company”), at Avenida Ayrton Senna, No. 6.000, Lot 2, Pal 48959, Anexo A, Jacarepaguá, Zip Code 22775-005, City of Rio de Janeiro, State of Rio de Janeiro.

2. BOARD: Chairman: Mr. Jean Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio.

3. CALL NOTICE AND ATTENDANCE: The call notice was waived due to the presence of all members of the Company’s Board of Directors attended the meeting: Mr. Jean-Charles Henri Naouri, Mr. Ronaldo Iabrudi dos Santos Pereira, Mrs. Josseline Marie-José Bernadette de Clausade, Mr. David Julien Emeric Lubek, Mr. Philippe Alarcon, Mr. Christophe José Hidalgo, Mr. Luiz Nelson Guedes de Carvalho, Mr. José Flávio Ferreira Ramos and Mr. Geraldo Luciano Mattos Júnior.

4. AGENDA: In the context of the 1st (First) Issuance of Commercial Promissory Notes, for Public Distribution, of sixteen (16) Commercial Promissory Notes, in six (6) Series of the Company (“Promissory Notes” and “Issuance”, respectively) and the credit title of the Promissory Notes (“Credit Title”), resolve on the following:

(i)	change of item “(xi)” of Clause “Events of Non-automatic Advanced Maturity” of the Promissory Notes, in order to modify the “Financial Ratio and Limits” to be complied by the Company (“Change of Financial Ratio”) and that, provided that approved by the owner of the Promissory Notes, shall be reflected in the new version of the Credit title (“Holder of the Promissory Notes” or “Holder” and “General Meeting of the Holders of Promissory Notes”, respectively);

(ii)	execution, by the Company, of any and all instruments deemed necessary and/or appropriate for the Change of Financial Ratio, provided that approved at the General Meeting of the Holders of Promissory Notes, including the necessary measurements to ensure that the provisions described herein are reflected in the new version of the Credit Title;

(iii)	authorization and ratification granted to the Company’s Executive Board and other legal representatives to undertake all acts and adopt all measures deemed necessary and/or appropriate for the documentation of the Change of Financial Ratio, provided that approved by the General Meeting of the Holders of Promissory Notes; and

(iv)	authorization granted to the Company’s Executive Board for engagement of the legal counsel to support in the implementation of the necessary measures for the Change of Financial Ratio, including the definition of the respective fees.

5. RESOLUTION: The Board of Directors’ members analyzed the Agenda and resolved, by unanimous decision, without any exception:

(i)	Authorize the change of item “(xi)” of Clause “Events of Non-automatic Advanced Maturity” of the Promissory Notes, in order to change the “Financial Ratio and Limits” to be complied by the Company in the context of the Promissory Notes, which item shall be read with the following wording:

“Events of Advanced Maturity

The Fiduciary Agent shall request the General Meeting of the Holders of Promissory Notes, within three (3) Business Days counted from the verification of any of the events referred to below, for resolution, by the Holders of the Promissory Notes, of the declaration of advanced maturity of the Issuer’s obligations in connection with the Promissory Notes and, upon declaration of advanced maturity, the Issuer shall pay, within five (5) Business Days, the Par Value plus the respective Compensation, calculated on a pro rata temporis basis, the Charges in Arrears, if any, and any other amounts eventually payable by the Issuer under the terms set forth in this Promissory Note, upon occurrence of any of the following events:

(...)

(xi) failure by Issuer, while there are Promissory Notes in circulation, to maintain any of the following financial ratios and limits (“Financial Ratios and Limits”), which will be calculated quarterly by Issuer, based on the twelve (12) months prior to the respective calculation date, based on Issuer’s consolidated financial statements (or interim financial information), and monitored by the Fiduciary Agent within ten (10) Business Days from the date of submission of the necessary documents by Issuer to the Fiduciary Agent:

(a) until maturity (in the normal course or early maturity) or early redemption of Issuer’s 1st. (first) underwritten debentures (“1st. Issuance Debentures”), the ratio between Consolidated Net Debt (as defined below) (“DL”) and Equity (as defined below (“PL”) less than or equal to those shown in the table below:

Quarter	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
DL/PL	3.0	3.5	3.5	3.5	2.00	2.5	2.5

(b) from maturity (in the normal course or early maturity) or early redemption of the 1st. Issuance Debentures, until the maturity date of the Promissory Notes, a ratio between DL and PL less than or equal to 3.0 (three integers).

(c) until maturity (in the normal course or early maturity) or early redemption of the 1st. Issuance Debentures occurs, a ratio between DL and EBITDA (as defined below) less than or equal to those shown in the table below:

Quarter	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23
DL/EBITDA	2.5	2.75	2.75	2.75	2.0	2.25	2.25

(d) from maturity (in the normal course or early maturity) or early redemption of the 1st. Issuance Debentures, until the maturity date of the Promissory Notes, a ratio between DL and EBITDA less than or equal to 3.0 (three integers).

For the purposes of this clause, the following definitions apply: (i) “Consolidated Net Debt” is the Issuer’s total debt (short and long-term loans and financing, including debentures and Promissory Notes), less the amount of cash and cash equivalents and accounts receivable, with a discount of 1.5% (one point five percent), arising from sales on credit cards, food stamps and multi-benefits; and (ii) “EBITDA” is the gross profit, less the resulting operating expenses, excluding depreciation and amortization, plus other recurring operating income and excluding general administrative and sales expenses over the last 4 (four) quarters covered by the most recent consolidated financial statements available from Issuer, prepared in accordance with generally accepted accounting principles in Brazil.”

(ii)	the execution by the Company of any and all instruments necessary and/or appropriate to effect the Change of Financial Ratio, including what is necessary for the provisions described herein to be reflected in a new version of the Credit Title;

(iii)	the authorization and ratification to the Board of Executive Officers and other legal representatives of the Company to allow them to take any actions and adopt any necessary and/or appropriate measures to formalize the Change of Financial Ratio;

(iv)	authorization to the Company’s board of executive officers to retain legal advisors to assist in anything necessary to implement the Change of Financial Ratio, also setting their respective fees.

6. APPROVAL AND SIGNATURE OF THE MINUTES: Nothing else to be discussed, the work was suspended for the drawing up of these minutes. After reopening the work, the present minutes was read and approved, having been signed by all attendees. São Paulo, December 23, 2021 Chairman: Mr. Jean Charles Henri Naouri; Secretária: Mrs. Aline Pacheco Pelucio. Attending members of the Board of Directors: Mr. Jean-Charles Henri Naouri, Mr. Ronaldo Iabrudi dos Santos Pereira, Mrs. Josseline Marie-José Bernadette de Clausade, Mr. David Julien Emeric Lubek, Mr. Philippe Alarcon, Mr. Christophe José Hidalgo, Mr. Luiz Nelson Guedes de Carvalho, Mr. José Flávio Ferreira Ramos and Mr. Geraldo Luciano Mattos Júnior.

I hereby certify, for the legal purposes, that the present document has been drafted in its own books, under the terms of paragraph 3, article 130 of Law No. 6,404/76, as amended.

__________________________________

Aline Pacheco Pelucio

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.